

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Steve Berman
Chief Executive Officer
On4 Communications, Inc.
44 West 44th Street
New York, NY 10036

  Re: On4 Communications, Inc.
    Offering Statement on Form 1-A
    Filed July 7, 2021
    File No. 024-11575

Dear Mr. Berman:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Matheau J. W. Stout, Esq.